EXHIBIT 99.1

POET Wins Lightwave Award for Its Outstanding AI Hardware Technology

The POET Optical Interposer™ earns its 4th prestigious honor in less than a year

TORONTO, Feb. 27, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly integrated optical engines and light sources for Artificial Intelligence networks, today announced that it was the recipient of another prestigious award. Lightwave+BTR Innovation Reviews, a recognized authority in the optoelectronics industry, named POET as an Elite Score recipient for its 2025 awards.

The publication, which recognizes excellence in a product or technology applicable to optical networks, singled out the POET Optical Interposer™ for the honor. A panel of judges, comprised of experts from the optical communications and broadband communities, awarded POET in the Optical Transceiver and Transponder category.

“On behalf of the Lightwave+BTR Innovation Reviews, I would like to congratulate POET on achieving a well-deserved level honoree status. This competitive program enables Lightwave+BTR to showcase and applaud the most innovative products, projects, technologies, and programs that significantly impact the industry,” commented Lightwave+BTR Editor-in-Chief Sean Buckley.

Lightwave+BTR will present POET with the award statue during the 2025 OFC Conference in San Francisco (March 31-April 3).

“The Lightwave+BTR honor is another in a growing list of indicators that our platform technology and the innovation it brings is gaining more attention from within our industry,” stated POET Chairman and Chief Executive Officer Dr. Suresh Venkatesan. “We are seeing strong interest from new and existing customers precisely because of the reasons that the Lightwave+BTR panelists identify. The POET Optical Interposer provides costs savings, power efficiency, and superior performance as the industry rapidly moves toward speeds of 1.6Tbps and higher.”

The accolade is the fourth award that POET has received in the past eight months. The others include the AI Breakthrough Award for “Best Optical AI Solution”, Global Tech’s “Best in Artificial Intelligence” award and the Gold Medal from the Merit Awards as “AI Innovator of the Year”.

Lightwave+BTR judges reviewed entries based on the following criteria:

  Originality
  Innovation
  Positive impact on the customer
  How well it addresses a new or existing requirement
  Novelty of approach
  Cost-effectiveness.

The POET Optical Interposer is the foundation for the Company’s highly integrated silicon-based optical engines and light sources that are designed to power AI hardware applications and data center hyperscalers to the next level of speed and performance.

Along with the Lightwave+BTR recognition, POET has also been featured in a number of other industry outlets since the beginning of 2025, including:

  Photonics Spectra: View Dr. Venkatesan’s presentation at the Integrated Photonics Summit
  Converge Network: POET’s Predictions for 2025
  SI Market: A New Horizon for POET Technologies
  Photonics Online: Read POET’s article on “Why Optical Interposers Are The Hidden But Essential Component For The AI Revolution”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech (416) 368-9411	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech (416) 368-9411

About Lightwave+BTR
Bringing over 36 years of trusted technical insights to today's optical communications professionals. Through our integrated media portfolio, Lightwave delivers content focused on fiber optics and optoelectronics, the technologies that enable the growth, integration and improved performance of voice, data and video communications networks and services. Our experienced editorial team provides trusted technology, application and market insights to corporate executives, department heads, project managers, network engineers and technical managers at equipment suppliers, service providers and major end-user organizations. Our unique ability to inform our audience’s business-critical decisions is based in our 35+ year relationship with the entire optical community—technology vendors, communications carriers and major enterprises—and our recognition of the interplay among its members. Lightwave’s media portfolio includes the Lightwave Direct email newsletter and LightwaveOnline magazine.

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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